
March 30, 2011

Vincent Beatty
President
Datamill Media Corp.
1205 Hillsboro Mile
Suite 203
Hillsboro Beach, FL 33062

> **Re: Datamill Media Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 16, 2011**
> **File No. 333-172010**

Dear Mr. Beatty:

   We have reviewed your responses to the comments in our letter dated March 1, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note that on March 17, 2011 you filed your Form 10-K for fiscal year ended December 31, 2010. To the extent that our comments to your Form S-1 are relevant to your Exchange Act filings, please confirm that your disclosure in future Exchange Act filings will be responsive to such comments.

2. We note your response to our prior comment two and reissue. Please revise throughout to reflect the anticipatory nature of your proposed operations by removing statements that suggest that you have already begun operations or that you have clients. For example, please remove your statement on page 17 that "[t]he fundamental aspect of these services is [your] ability to assemble a team of legal, accounting, marketing and other professionals who can guide [your] private company clients through the complex process of becoming public and can provide compliance and strategic management consulting to public company clients with an aim of enhancing their intrinsic value and market capitalization." Similarly, please remove your statement on page 17 that your "revenue recognition policy for management consulting services is based on the value received by [your] customers at measurable milestones during the process that [your] clients undergo in becoming public companies."

Summary of Our Offering, page 3

Our Business, page 3

3. We note your response to our prior comment one regarding your status as a shell company. Please revise to disclose your status as a shell company in this section.

4. We note your disclosure on page 3 that you will rely on your officers and directors to fund operations during your offering. Please disclose here that you do not have a written agreement with your officers and directors to fund your operating expenses during this period.

Use of Proceeds, page 10

5. We note your disclosure on page 10 that the proceeds from this offering will allow you to operate for 12 months whether the minimum or maximum amount is raised. Please revise, here and throughout, that it is your belief that the proceeds will allow you to operate for 12 months.

Management's Discussion and Analysis of Financial Condition and Plan of Development Stage Activities, page 14

Plan of Development Stage Activities, page 15

6. We note your disclosure on page 15 that, "[a]ssuming you raise the minimum amount in this offering, [you] believe [you] can satisfy [your] cash requirements during the next 12 months" and that, "[a]ssuming you raise the maximum amount in this offering, [you] believe that [you] can implement [your] business plan, finalize [your] product research and development, purchase the required computer equipment and stock your inventory with the electronic and hard copies of the instruction manual, instruction booklets and example templates related to the consulting and educational material [you] intend to provide . . . ." Please revise to disclose the services and products that you believe you will provide if you only raise the minimum amount. To the extent that you will not be able to begin offering your services and selling products if you sell only the minimum amount of shares, please disclose here and in your prospectus summary.

Liquidity and Capital Resources, page 16

7. We note your disclosure on page F-15 regarding the loan made to you on January 5, 2011 for $25,000 in exchange for a promissory note bearing interest at 5% with a term of six months and your disclosure that in lieu of interest you will issue 75,000 restricted shares of your common stock to the note holder. Please disclose the terms of this loan here, in your Description of Securities section and in your Summary of Our Business section. In addition, please disclose in your Certain Transactions section that Mr. Beatty has personally guaranteed the obligations and payment of the note.

Business, page 17

Business Overview, page 17

8. We note your response to our prior comment 31 and reissue. Please substantially revise to include a plan of operation which provides a timeline that describes each step you intend to take in order to begin earning revenues and the estimated cost of each step.

9. We note that you plan on offering accounting and corporate governance services and that you will "assemble a team of legal, accounting, marketing and other professionals" to guide your future clients. Please disclose whether you will employ financial accountants and legal counsel as employees in response to these services.

Management, page 19

Conflicts of Interest, page 20

10. We note your disclosure on page 19 that Devkon does not offer services similar to or competitive to yours. Please advise as to how Devkon, a consulting firm where Mr. Beatty "has transacted several reverse mergers as well as guided several start-ups in completing their own direct public offerings" is not similar to or competitive to your intended business which includes "[m]anagement consulting to companies seeking to enter the capital market via self-underwriting or direct public offering." To the extent that Dekvon's business is similar to your intended business, please discuss Mr. Beatty's conflicts of interest here and revise your risk factor section to include a risk factor that discusses these conflicts. In addition, we note your disclosure that Mr. Hagan is an independent management consultant. Please also disclose his conflicts of interests here and discuss these conflicts in your risk factor section.

Future Sales by Existing Stockholders, page 22

11. We note your disclosure on page 22 that "[s]ince you are a shell company, Rule 144 is not available for the resale of [your] restricted securities." Please revise to include a brief discussion of when the securities held by your current stockholders may be sold pursuant to Rule 144.

Description of Securities, page 22

12. We note your disclosure on page F-11 regarding the two notes that are due on October 19, 2011 for $5,000 each and an aggregate of 30,000 restricted shares of your common stock. Please disclose the terms of the notes and the underlying shares of your common stock here. In addition, please revise your Liquidity and Capital Resources section on page 16 to disclose the shares paid in lieu of interest for the two notes disclosed on page F-11 and page 16.

Certain Transactions, page 23

13. We note your response to our prior comment 46 and reissue. Please revise to add disclosure regarding the loans made by related persons described on pages 16, F-11 and F-15 pursuant to Item 404(a) of Regulation S-K. In addition, please revise your Liquidity and Capital Resources section on page 16 to include the loan for $40,000 that you disclose on page F-15.

Recent Sales of Unregistered Securities, page II-1

14. We note your response to our prior comment 48 and reissue. Please revise to furnish the information regarding your sales of unregistered securities for the past three years pursuant to Item 701 of Regulation S-K or advise. In this regard, we note your disclosure on page F-12 that in April 2008, you issued 2,500 shares of common stock for services.

Exhibits, page II-3

15. Please file all outstanding promissory notes and loan agreements in your next amendment or explain why this is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Via facsimile: (210) 579-1775
        David E. Wise, Esq.